NI FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Caledonia Mining Corporation (“Company”)

Suite 1710, 1177 West Hastings Street

Vancouver, BC  V6E 2L3

Item 2

Date of Material Change

June 20, 2012

Item 3

News Release

The material change is described in a News Release issued by the Company dated June 21, 2012.

The Company’s News Releases are disseminated through normal news release disseminators in Canada, the United States and England.

Item 4

Summary of Material Change

The Company’s wholly owned Zimbabwe subsidiary, Blanket Mine (1983)(Private) Limited (“Blanket”) – which operates the Blanket gold mine (“Blanket Mine”) in Zimbabwe - has signed the last of the Indigenisation Agreements necessary to satisfy the requirements of the Indigenisation Implementation Memorandum of Understanding (“MOU”) which the Company and Blanket earlier signed with the Government of Zimbabwe which provided for the indigenisation of Blanket and the Blanket Mine.

Item 5

 Full Description of Material Change

The Government of Zimbabwe earlier passed its Indigenisation and Economic Empowerment Act (the “Indigenisation Act”) which requires all companies which have a value above a specific amount – which includes Blanket – to effect the transfer of 51% of the company, or its business, to indigenous Zimbabweans.  Effectively, this required the transfer to indigenous Zimbabweans of a 51% interest in the Blanket Mine.  In compliance with the Indigenisation Act the Company and Blanket earlier submitted a proposed indigenisation plan to the Ministry of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe (the “Ministry”) - the ministry responsible for ensuring the achievement of indigenisation.   After lengthy negotiations the Company and Blanket signed  the MOU, dated February 20, 2012, with the Ministry.  The principal provisions of the MOU were that shares would be issued out of the capital of Blanket so that, after the completion of the issuance, 51% of the issued shares of Blanket would be owned by indigenous Zimbabweans – on the following basis:

  10% to be gifted to a Community Trust (“Trust”) which has been established for the benefit of the residents of an area which includes the Blanket Mine site and the nearby town of Gwanda.  In addition, Blanket will pay $1,000,000 to the Trust as a non-refundable gift

  10% to be sold for $7,339,024 to an Employee Trust that has been established for the benefit of the present and future employees of the Blanket Mine

  16% to be sold for $11,742,439 to the National Indigenisation and Economic Empowerment Fund – which has been established by Zimbabwe

  15% to be sold for $11,008,536 to a consortium of indigenous Zimbabweans (“Agreements”)

The MOU provided for the valuation of the 51%  - for the purposes of the MOU - to be $30,090,000 – which is the total of the amounts payable pursuant to the Agreements.  The Company and Blanket have agreed to fund the purchases, if the purchasers require funding assistance, with the funding to be repaid with interest at a rate of 10% over the 12 month LIBOR rate by the withholding of 80% of the dividends that are declared and paid from time to time in the future on the shares by Blanket.

All references to monies herein are to United States dollars.

Completion of the Agreements is subject to several conditions precedent, which include certain approvals from the Reserve Bank of Zimbabwe which are expected to be met in the near future.

As a result of Blanket signing the last of the Agreements the Zimbabwe National Indigenisation and Economic Empowerment Board has issued to Blanket a Certificate of Compliance confirming that Blanket has fully complied with Section 3(1)(a) of the Indigenisation Act.

Item 6

 Reliance on subsection 7.1(2) of National Instrument 51-102.

Nil

Item 7

 Omitted Information

Nil

Item 8

 Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the material change and this Report:

Carl R. Jonsson

Chairman of the Board, Director and Secretary

Tel:  (604) 640-6357

email:  jonsson@securitieslaw.bc.ca

Item 9

 Date of Report

June 27, 2012